

Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, ON M5G 2C8

Telephone: 416-364-6513
Facsimile: 416-360-4034
www.micromeminc.com

Micromem Technologies Inc. Announces Appointment of Dr. Cynthia Kuper as Chief Technology Officer

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 59,291,771 (as of February 2, 2005)
SEC File No: 0-26005

(Toronto, Ontario: February 2, 2005) - Micromem Technologies Inc. (OTCBB: MMTIF) ("Micromem"), a company engaged in the research and development of Magnetic Random Access Memory (MRAM), is pleased to announce that Dr. Cynthia Kuper has contractually agreed to join Micromem full time as its Chief Technology Officer. This formal agreement will replace Micromem's previous agreement under which Dr. Kuper has served as Acting Chief Technology Officer since October 2004.

Mr. Joseph Fuda, President and CEO of Micromem stated, "Dr. Kuper's talent, experience and respect throughout the nanotechnology industry will be of great assistance to the advancement of Micromem and its MRAM technology. We look forward to Dr. Kuper's leadership over Micromem's technology and its introduction to the semi-conductor and RFID industries."

As Chief Technology Officer, part of Dr. Kuper's responsibilities include meeting with potential licensees and adopters of Micromem's MRAM technology, guiding the technological development process and continuing to advise Micromem's Board of Directors and senior management on technology and industry related issues.

"I am very excited to join Micromem in a full time capacity. After reviewing the company's technology and the market over the last several months, I am confident about the opportunity. I am pleased to accept this position as CTO of Micromem and join an experienced hands-on team," stated Dr. Kuper.

About Micromem Technologies Inc.

Over the last five years, Micromem has been devoted to the research and development of MRAM technology. The technology, once fully developed, will target various applications including Radio Frequency Identification (RFID) tags, which will be Micromem's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem's actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen's filings with the Securities & Exchange Commission. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information:
Jason Baun, at tel. 1-877-388-8930.
Press Contact:
Steven Wright-Mark
Schwartz Public Relations
212-677-8700 ext. 29
steven@schwartzpr.com